Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

	Predecessor Company										Successor Company
	Year ended December 31,
									Three months ended March 31, 2002		Three months ended September 30, 2002		Nine months ended December 31, 2002		Three months ended September 30, 2003		Nine months ended September 30, 2003
	1998		1999		2000		2001
Ratio of Earnings to Fixed Charges
Pretax income (loss) from continuing operations	$112,754		$71,151		$3,314		$40,030		$(153,944)		$7,388		$24,775		$5,213		$3,268
Add fixed charges	6,589		8,363		8,251		7,832		1,900		13,072		40,333		11,790		36,311

Total Earnings (Loss) (A)	$119,343		$79,514		$11,565		$47,862		$(152,044)		$20,460		$65,108		$16,823		$39,579

Interest Expense	$221		$490		$108		$74		$14		$10,745		$33,556		$9,966		$30,167
Estimate of the interest within rental expense (33% of total)	6,368		7,873		8,143		7,758		1,886		2,327		6,777		1,824		6,144

Total Fixed Charges (B)	$6,589		$8,363		$8,251		$7,832		$1,900		$13,072		$40,333		$11,790		$36,311

Ratio (A/B)	18.11	x	9.51	x	1.40	x	6.11	x	(80.03	)x(1)	1.57	x	1.61	x	1.44	x	1.09	x

(1)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $153,944. Such amount includes approximately $153,197 of reorganization expense to write-down the Predecessor’s assets to fair market value.